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                                                                   Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]





                          Vivendi Universal Files Claim



Paris, April 5, 2004 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V], has filed a claim with the senior judge of the Paris trial court (Tribunal de Grande Instance) against Mr. Karel Canoy, the attorney representing individual shareholders' association APPAC, following the offensive and potentially libelous statements published in the Aujourd'hui/Le Parisien newspaper on April 5, 2004. The accusations made are entirely unfounded and highly damaging to the company's integrity.